CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES APPOINTMENT
OF INDEPENDENT DIRECTOR

SHANGHAI, October 26, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced the appointment of Dr. Zuowei Xie as an independent director and member of the audit committee, effective October 27, 2010.  Dr. Xie will replace Dr. George Sun, who is resigning from the position due to his other professional obligations.

Dr. Xie is currently the Associate Dean of the Faculty of Science and the Chair Professor in the Department of Chemistry at The Chinese University of Hong Kong, where he started his career in 1995. During this period, he received the Croucher Award from the Croucher Foundation (Hong Kong) in 2003, and the State Natural Science Award from the State Commission on Science and Technology of China in 1997 and 2008.

Dr. Xie obtained a Ph.D. in 1990 through a collaborative program between Shanghai Institute of Organic Chemistry, Shanghai, China and Technische Universität Berlin, Berlin, Germany. He obtained a B.S. degree in 1983 from Hangzhou University, Hangzhou, Zhejiang Province, China.

Dr. Jianhua Yang, the chairman and chief executive officer of Chemspec, commented, “We are pleased to announce the appointment of Professor Xie to our board. Professor Xie has had many accomplishments in both the fields of organic chemistry and inorganic chemistry.  We believe his advanced knowledge in chemistry and chemical technology as well as broad understanding of industrial applications will help us expand our business in new directions in the future.”

Dr. Yang added, “Dr. Sun has been a valuable board member for Chemspec, contributing his time, talent and experience to our strategy and corporate governance. We truly appreciate his service to the Company and wish him the very best in the future.”

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn ..

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel: +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com